

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Anuradha B. Subramanian
Chief Financial Officer
Bumble Inc.
1105 West 41st Street
Austin, Texas 78756

> **Re: Bumble Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 2, 2021**
> **File No. 333-252124**

Dear Ms. Subramanian:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note revisions made to the cover page in response to prior comment 1. Please further revise the cover page to clearly explain: (1) the meaning of the phrase "High Vote Termination Date" in plain English; and (2) how providing disparate voting rights will promote the board's ability to execute Bumble's mission-first strategy.

Organizational Structure, page 78

2. We note your response to prior comment 3; yet, it is still not clear why it was necessary to accomplish your post-IPO capital structure by having differing voting rights for both the Class A and Class B common stock. Advise whether there was a reason why the desired

Anuradha B. Subramanian
Bumble Inc.
February 5, 2021
Page 2

relative voting power among the Pre-IPO shareholders, Pre-IPO common unitholders, Principal Stockholders and public shareholders was not established through differing voting rights for only the Class B common stock with the Class A common stock having one vote per share for all holders.

3.   Revise your pre- and post-IPO organizational charts to include the Principal Stockholders.  In addition, revise the pre-IPO chart to reflect the ownership interests of the Pre-IPO shareholders and common unitholders.

Description of Capital Stock, page 222

4.   Disclosure added in response to prior comment 1 indicates that shares of Class A and Class B common stock generally are not entitled to outsized voting rights in the hands of any transferee of a Principal Stockholder's Class A or Class B common stock and common units.  Further, you note that Blackstone may assign its rights and obligations under the stockholders agreement, including its ability to designate an assignee as a Principal Stockholder.  In light of the above disclosure, including your use of the word "generally," please revise to more clearly summarize the extent to which the identity of the Principal Stockholders may change following the IPO, and how shareholders would be informed of any such changes.

General

5.   We note that your Principal Stockholders table discloses the number of common units beneficially owned by the Principal Stockholders.  Please clarify whether you intend to update this disclosure annually or more frequently.  If the latter, please clarify how this ongoing disclosure will be provided.

6.   It appears that Accel will no longer be a Principal Stockholder.  If true, please file a revised stockholders agreement to reflect this.  Alternatively, if Accel will be a Principal Stockholder, please revise your disclosures accordingly.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:   Joshua Ford Bonnie